EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2020, and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 14, 2020 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2020, and to the date of this MD&A:

Robertson Work Completed by Barrick up to January 31, 2020

NGM recently delivered its summary of work completed in Q4 2019 at Robertson, reporting that 1,675 meters of geotechnical drilling has been completed. NGM are progressing with updating the geological model, preparing mine plans, confirming metallurgical assumptions, and carrying out baseline study work.

While details of the new resource estimate have not yet been made public, indications have been made that the Robertson Property is now considered part of the mineral resource base for the Cortez Mine Complex.

Based on previous reports received from Barrick, Coral reported that Barrick had also completed the following field and review work:

•	Robertson 2019 core drilling program began early March 2019

o	13,920 meter drilling program
o	Infill and comparison drilling at Porphyry and Altenburg Hill
o	Infill drilling at Gold Pan/39A

•	Currently developing updated geological and metal models for completion at end of Q2 2019
	o	Data addition from 45 core holes drilled in 2018 to develop the mineral inventory, and upgrade the geological understanding and advance metallurgy.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 2

•	Baseline study work

o	Waste/ore characterization work is ongoing
o	Biological baseline work is ongoing.

•	Phase II Heap Leach column testing is in progress
•	SEM mineralogy analysis was completed on the 2018 rock samples

The Company holds a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 3

Normal Course Issuer Bids

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the unallocated working capital of the Company

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the NCIB is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 2,056,500 common shares pursuant to the third NCIB. As at January 31, 2020, the Company held Nil treasury shares.

Since the first NCIB was announced in 2017, the Company has successfully repurchased 7,835,500 and cancelled 7,835,500 common shares through the three NCIBs.

COVID-19

Currently, the Company’s corporate office has been working remotely and there have been no cases of COVID-19 with any of the Company’s directors, officers, employees and consultants as of the report date of these consolidated financial statements. The Company remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Qualified Person

Coral’s projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 4

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2020	January 31, 2019	January 31, 2018
Revenue	$-	$-	$-
Loss before other items and taxes	(1,106,612)	(878,566)	(1,375,982)
Income (loss) for the year	(531,945)	704,296	2,015,340
Income (loss) per share	(0.01)	0.01	0.04
Total assets	18,247,174	22,222,757	21,937,782
Total liabilities	115,548	2,966,800	2,881,168
Working capital	11,015,424	15,094,434	15,296,877

The Company had a net loss of $531,945 for the year ended January 31, 2020 as compared to net income of $704,296 for the year ended January 31, 2019. The change is primarily due to a large foreign exchange gain in the year ended January 31, 2019. Foreign exchange effects were marginal in the year ended January 31, 2020.

Other significant changes from the comparative year include movements in foreign exchange, as the Company holds a significant amount of its cash and term deposits in US dollars. Share-based payments were $317,283 during the year ended January 31, 2020, compared to $294,432 for the year ended January 31, 2019.

During the years ended January 31, 2020 or 2019, the Company did not perform any raises of financing in order to cover operating costs. During the year ended January 31, 2018, the Company received US$15.75 million in gross proceeds from the sale of the Robertson property to Barrick. The majority of the Company’s expenditures in the year ended January 31, 2020, related to costs associated with exploring and maintaining the Company’s current exploration and evaluation assets, as well as general and administrative expenses.

Results of Operations

Summary of Quarterly Results

	2020	2019	2019	2019	2019	2018	2018	2018
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ (Loss) for the period	(53,645)	(120,973)	(605,871)	248,544	(3,159,556)	2,895,854	180,671	787,327
Earnings/ (Loss) per Share	(0.00)	(0.00)	(0.01)	0.01	(0.06)	0.06	0.00	0.02
Total Assets	18,247,174	18,567,493	19,084,710	22,573,712	22,222,757	22,717,571	23,239,327	22,572,292

Quarterly income (loss) fluctuate with non-cash items such as share-based payments, movements in current and deferred income tax, and foreign exchange variances.

During the quarters ended April 30, 2019, Oct. 31, July 31, April 30, 2018, the Company benefited from a foreign exchange gain as a result of cash balances held in US dollars.

During the quarter ended January 31, 2019, the Company had a substantial current income tax expense related the prior year sale of the Robertson property, resulting in a net loss of $3,159,556 for the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 5

Three months ended January 31, 2020 compared with the three months ended January 31, 2019

	2020	2019	Note

Operating and Administrative Expenses
Consulting fees	$38,650	$15,000	1
Depreciation	-	917
Directors’ fees	15,000	15,000
Finance costs (recovery)	-	-
Investor relations	20,998	14,241	2
Listing and filing fees	12,544	9,314
Management fees	18,000	18,000
Office and miscellaneous	36,209	30,144
Professional fees	23,931	20,683
Salaries and benefits	55,781	32,031	3
Share-based payments	156,821	175,959	4
Travel	26,886	26,340
	404,820	357,629
Loss before other items	(404,820)	(357,629)
Other Items
Interest income	177,534	233,671	5
Other income	-	3,784
Finance income	47,960	49,528
Foreign exchange loss	114,681	(279,683)	6
Gain on sale of investments	-	-
Loss on sale of mineral property	-	-
Loss on sale of fixed assets	-	(108)
Other expenses	-	(289,136)
Loss Before Income Tax	(64,645)	(639,573)
Current income tax expense	-	(2,506,983)	7
Deferred income tax expense	11,000	(13,000)	7
Net Loss for the Period	(53,645)	(3,159,556)	8
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain marketable securities	(124,873)	21,583
Comprehensive Loss For the Period	$(178,518)	$(3,137,973)
Loss per Share - Basic and Diluted	$(0.00)	$(0.06)	8

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 6

1.

Consulting fees for the three months ended January 31, 2020 were $38,650 compared to $15,000 in the comparative quarter 2019. The increase related to consulting work towards the assessment of potential acquisitions and other corporate activity.

2.

Investor relations expenses for the three months ended January 31, 2020, were $20,998 compared to $14,241 in the comparative quarter. The increase is due to the Company continuing to focus efforts on marketing and promotional materials in order to evaluate all opportunities.

3.

Salaries and benefits for the three months ended January 31, 2020, were $55,781 compared to $32,031 in the comparative quarter. The increase is the result of additional corporate activities during the period as the Company evaluates potential projects.

4.

Share based payments for the three months ended January 31, 2020, was $156,821 compared to $189,597 in the comparative quarter, a decrease of $32,776. The decrease is a result of the change in the Company’s stock option policy during the year ended January 31, 2019, where all stock options now vest quarterly over a 12-month period, and differences in expenses reflect the valuation assumptions of the options as well as timing of issuance.

5.

During the three months ended January 31, 2020, the Company recognized $177,534 in interest income, compared with $233,671 in the same period 2019. This amount is related to interest earned on the Company’s term deposits and does fluctuate over periods with changing interest rates and market conditions.

6.

Foreign exchange gain for the three months ended January 31, 2020 was $114,681, compared to a loss of $279,683 in the corresponding period. This is primarily due to movements in foreign exchange rates on the Company’s US bank account balances and term deposits.

7.

Current and deferred income tax recoveries are $Nil and $11,000 for the three months ended January 31, 2020, compared with expenses of $2,506,983 and $13,000 respectively for the same period in 2019. This is the result of the income reported related to the gain on sale of mineral properties in previous years.

8.

As a result of the foregoing, net loss for the three months ended January 31, 2020 was $53,645, compared to $3,159,556 for the same period in 2019. The change is predominantly the result of income taxes expenses incurred relating to the prior year. Net loss per share for the year was $0.00 compared to $0.06 in the same period in 2019.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 7

Year ended January 31, 2020, compared with the year ended January 31, 2019

	2020	2019	Note

Operating and Administrative Expenses
Consulting fees	$84,712	$60,000	1
Depreciation	-	1,079
Directors’ fees	60,000	52,500
Finance costs	-	-
Investor relations	47,822	49,670
Listing and filing fees	54,511	56,237
Management fees	72,000	72,000
Office and miscellaneous	116,370	55,001	2
Professional fees	67,112	66,702
Salaries and benefits	224,547	118,686	3
Share-based payments	317,283	294,432	4
Travel	62,255	52,259
	1,106,612	878,566
Loss Before Other Items	(1,106,612)	(878,566)
Other Items
Foreign exchange gain (loss)	102,532	1,150,371	5
Interest income	262,729	233,671	6
Finance income	198,406	189,154
Gain on sale of investments	-	14,635
Other income	-	3,784
Loss on sale of fixed assets	-	(15,641)
Other expenses	-	(289,136)
Income (Loss) Before Income Taxes	(542,945)	408,272
Current income tax recovery	-	309,024	7
Deferred income tax (expense) recovery	11,000	(13,000)	7
Net Income (Loss)	(531,945)	704,296	8
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	26,451	(19,197)
Comprehensive Income (Loss) For the Year	$(505,494)	$685,099
Income (Loss) per Share - Basic and Diluted	$(0.01)	$0.01	8

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 8

1.

Consulting fees for the year ended January 31, 2020 were $84,712 compared to $60,000 in the comparative period 2019. The increase related to consulting work towards the assessment of potential acquisitions and other corporate activity.

2.

Office and miscellaneous expenses for the year ended January 31, 2020 were $116,370 compared to $55,001 during the corresponding period January 31, 2019. The increase in the current period is due to the increased office activities relating to the evaluation of new and ongoing projects, as well as ongoing necessary upgrades to the Company’s IT systems.

3.

Salaries and benefits for the year ended January 31, 2020 were $224,547 compared to $118,686 in the comparative year. The increased costs are related to additional corporate activities during the period as the Company evaluates potential projects.

4.

Share based payments for the year ended January 31, 2020, was $317,283 compared to $294,432 in the comparative period. The increase is a result of the change in the Company’s stock option policy during the year ended January 31, 2019, where all stock options now vest quarterly over a 12-month period, and differences in expenses reflect the valuation assumptions of the options as well as timing of issuance.

5.

Foreign exchange gains were $102,235 during the year ended January 31, 2020, compared to $1,150,371 for the year ended January 31, 2019. This is primarily due to movements in foreign exchange rates on the Company’s US bank accounts and term deposits.

6.

During the year ended January 31, 2020, the Company recognized $262,729 in interest income, compared with $233,671 in the same period 2019. This amount is related to interest earned on the Company’s term deposits and can fluctuate from period to period with changing interest rates and market conditions.

7.

Current and deferred income tax recoveries are $Nil and $11,000 for the year ended January 31, 2020, compared with a recovery of $309,024 and expense of $13,000 respectively for the same period in 2019. The current period expenses are the result of the income reported related to the Company’s US subsidiaries.

8.

As a result of the foregoing, net loss for the year ended January 31, 2020 was $531,945, compared to net income of $704,296 for the same period in 2019. The change is predominantly the result of favourable fluctuations in foreign exchange in the prior period on balances held in US dollars. Net loss per share for the year was $0.01 compared to net income per share of $0.01 in the same period in 2019.

Liquidity and Capital Resources

Currently, the Company has no revenues. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants, up until the sale of the Robertson Property.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 9

The change in cash flow activities can be summarized as follows:

	January 31, 2020	January 31, 2019

Operating activities	$(3,658,899)	$(360,262)
Investing activities	6,954,844	(5,980,296)
Financing activities	(936,119)	(780,188)
Effect of exchange rate fluctuations on cash and cash equivalents	20,151	1,108,197
Net change in cash	2,379,977	(6,012,549)
Cash and cash equivalents, beginning of period	8,308,884	14,321,433
Cash and cash equivalents, end of period	$10,688,861	$8,308,884

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the year ended January 31, 2020, compared to the year ended January 31, 2019, is largely due to a total reduction in current income tax liability payable in 2019, relating to FYE-2018.

During the year ended January 31, 2020, the Company received cash proceeds of $205,425 from the issuance of common shares through exercises of stock options and, used $1,141,547 to purchase existing outstanding common shares through the Company’s two NCIBs.

During the year ended January 31, 2020, the Company incurred exploration cash expenditures of $43,192. At January 31, 2020, the Company had a working capital of $11,015,424 and cash and cash equivalents and term deposits of $10,688,861.

During the year ended January 31, 2020, the Company decreased its term deposits by $9,656,320 in order to ensure that the Company had ease of access to funds, while still earning sufficient return on the funds received from the sale of the Robertson Property through more liquid product offerings.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 10

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management compensation

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2020	2019	2018

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$132,228	$124,500	$191,575
Other members of key management	92,019	37,801	55,071

Share-based payments
Members of the Board of Directors	209,032	219,248	400,000
Other members of key management	30,967	32,480	72,000
	$464,247	$414,029	$718,646

b)	Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	January 31, 2020	January 31, 2019
Directors	15,000	11,250
Oniva International Services Corp.	36,109	20,217
Intermark Capital Corp.	-	-
	$51,109	$31,467

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12 of the financial statements. The transactions with Oniva during the years ended January 31, are summarized below:

	2020	2019	2018
Salaries and benefits	$216,696	$118,361	$105,344
Office and miscellaneous	160,767	77,443	66,663
	$377,463	$195,804	$172,007

Salaries and benefits above includes $92,019 (2019 – $37,801; 2018 – $55,071) for key management personnel compensation that has been included in a) above.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 11

Proposed Transactions

The Company does not currently have any proposed transactions.

New Accounting Standards Adopted by the Company

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has elected to apply the practical expedients in IFRS 16 and reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If the treatment is likely to be accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 12

Changes in accounting standards not yet effective:

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•

Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

Financial Instruments

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 13

Concentration of credit risk also exists with respect to the Company’s royalty receivable. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2020	January 31, 2019

Cash and cash equivalents	$10,688,861	$8,308,884
Term deposits	-	9,656,320
Investments	2,658,284	-
Royalty receivable	4,205,261	3,969,356

Total	$17,552,406	$21,934,560

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2020, the Company had working capital of $11,015,424 (January 31, 2019 – $15,094,434). The Company has cash at January 31, 2020 in the amount of $10,688,861 (January 31, 2019 - $8,308,884) for short-term business requirements. Of this amount, $408,189 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2020, the Company had current liabilities of $71,548 (January 31, 2019 - $2,911,800). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below. Interest rate risk Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to cash equivalents and term deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2020 and 2019.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 14

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2020	January 31, 2019

Cash and cash equivalents	US$ 7,292,870	US$ 5,842,116
Term deposits	-	7,360,000
Royalty receivable	3,177,859	2,988,169
Investments	2,008,830	-
Accounts payable	-	(65)
Current income tax liability	-	(2,160,272)

Net exposure	US$ 12,479,558	US$ 14,029,948

Canadian dollar equivalent	$16,514,200	$18,407,291

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2020, a 10% (2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,651,420 (2019 - $1,840,729).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 15

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2020:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$10,688,861	$-	$-
Investments	2,674,862	-	-
	$13,363,723	$-	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2020, and May 14, 2020:

Common shares: 46,346,837 as of January 31, 2020, and 46,326,837 as of May 14, 2020.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2020)	Number of Shares Remaining Subject to Options (May 14, 2020)
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,685,000	1,195,000
September 4, 2023	$0.380	1,335,000	1,080,000
January 25, 2024	$0.390	200,000	200,000
November 14, 2024	$0.410	1,120,000	1,117,500
TOTAL:		4,595,000	4,092,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2020, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2020 Page 16

The Company assessed the design of the internal controls over financial reporting as at January 31, 2020, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 14, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.